Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

BANZAI INTERNATIONAL, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Banzai International, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

1. The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Restated Certificate”), and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The amendment amends the Amended and Restated Certificate of Incorporation of the Corporation as follows:

The text of the second paragraph of Article IV, Section (A) of the Restated Certificate is hereby amended and restated so that the paragraph reads in full as follows:

“Upon this Certificate of Amendment to the Amended and Restated Certificate of Incorporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), the shares of the Corporation’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), and the shares of the Corporations Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock,” together with the Class A Common Stock, the “Common Stock”) issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time shall be reclassified as and combined into a smaller number of shares such that every 10 shares of issued and outstanding Common Stock immediately prior to the Effective Time are automatically combined into one (1) validly issued, fully paid and nonassessable share of the respective class of Common Stock (the “Reverse Stock Split”). Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, any person who would otherwise be entitled to a fractional share of the respective class of Common Stock as a result of the reclassification and combination following the Effective Time (after taking into account all fractional shares otherwise issuable to such holder) shall be rounded up to the nearest whole number of the respective class.

Each stock certificate or book-entry position that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of the respective class of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate or book-entry position shall have been reclassified and combined.”

2. This Certificate of Amendment shall be effective at 3:00 PM Eastern Time on June 27, 2025.

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this 24th day of June, 2025.

/s/ Joseph Davy
Joseph Davy
Chief Executive Officer